Exhibit 12.1

Lincare Holdings Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	FOR THE YEAR ENDED DECEMBER 31,
	2003	2002	2001	2000	1999
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income from continuing operations before income taxes and minority interests	$371,264	$305,662	$218,004	$188,802	$162,747
Add: Fixed charges deducted from earnings (see below)	31,380	28,357	29,325	29,935	15,881

Earnings available to cover fixed charges	$402,644	$334,019	$247,329	$218,737	$178,628

FIXED CHARGES:
Interest expense, including amounts in operating expense	$17,431	$14,165	$16,013	$18,019	$5,940
Amortized indebtedness	542	566	881	810	294
Interest within rent expense	13,407	13,626	12,431	11,106	9,647
Fixed charges	$31,380	$28,357	$29,325	$29,935	$15,881

RATIO OF EARNINGS TO FIXED CHARGES	12.83	11.78	8.43	7.31	11.25